E.R.

19006276

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avisen Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Fair Oaks Blvd, Suite 145
(No. and Street)

Sacramento (City) CA (State) 95864 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. Wayne Robello
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
MAR 04 2019
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, A. Wayne Robello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avisen Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

PLEASE SEE ATTACHED
CALIFORNIA JURAT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

[X] See Attached Document (Notary to cross out lines 1–6 below)
[ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

AD

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SACRAMENTO

ANGELA DALTON
COMM. # 2149410
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
COMM. EXPIRES APRIL 20, 2020

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 26TH day of FEB, 2019, by
Date *Month* *Year*

(1) ALAN WAYNE ROBELLO JR

(and (2) -NONE-),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document US SECURITIES AND EXCHANGES COMMISSION

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5 PART III **Document Date:** 02/26/2019

Number of Pages: 2 + CERT **Signer(s) Other Than Named Above:** NONE

p. 3/12 AD

AVISEN SECURITIES, INC.

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accounting Firm		2
Statement of Financial Condition		3
Statement of Operations		4
Statement of Changes in Stockholders' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 10
Supplementary Information		
Schedule I	Statement of Net Capital	11
Schedule II	Determination of Reserve Requirements	12
Schedule III	Information Relating to Possession or Control	12
Exemption Report Pursuant to Rule 17a-5 of the Securities Exchange Commission And Report of Independent Registered Public Accounting Firm		13-14
Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation		
SIPC 7 Form		

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Avisen Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avisen Securities, Inc.'s management. My responsibility is to express an opinion on Avisen Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Avisen Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Avisen Securities, Inc.'s auditor since 2003.

Tarzana, California

February 21, 2019

AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	28,419
Clearing Deposits		25,000
Commissions Receivable		25,554
Other Current Assets		21,071
Property and Equipment, net of Accumulated Depreciation of $ 120,572 (Note 4)		22,625
Deferred Tax Asset (Note 5)		282,595
Total Assets	$	405,264

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	6,743
Commissions Payable		18,591
Total Liabilities	$	25,334

STOCKHOLDERS' EQUITY

Common Stock, no par value, 1,000 shares authorized, issued, and outstanding	$	1,808,502
Additional Paid-in-Capital		113,000
Accumulated Deficit		(1,541,572)
Total Stockholders' Equity	$	379,930
Total Liabilities and Stockholders' Equity	$	405,264

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2018

REVENUES		
Bonds	$	36,587
Commissions		1,839,820
Options		1,532
Interest Income		4,149
Total Revenues	$	1,882,088
EXPENSES		
Depreciation	$	10,077
Clearing Charges		83,187
Commissions		1,486,122
Insurance		3,889
Employee Compensation and Benefits		69,733
Occupancy (Note 6)		74,262
Professional Fees		51,964
Other Operating Expenses		148,707
Total Expenses	$	1,927,941
NET LOSS BEFORE INCOME TAXES	$	(45,853)
LESS: INCOME TAX EXPENSE (Note 5)		800
NET LOSS	$	(46,653)

AVISEN SECURITIES, INC.

Statement of Stockholders' Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, January 1, 2018	$ 1,808,502	$ 113,000	$ (1,494,919)	$ 426,583
Net Loss			(46,653)	(46,653)
Ending balance, December 31, 2018	$ 1,808,502	$ 113,000	$ (1,541,572)	$ 379,930

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(46,653)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		9,700
(Increase) decrease in assets		
Accounts Receivable		(21,664)
Commissions Receivable		1,529
Other Current Assets		7,796
Increase (decrease) in liabilities		
Accounts Payable		(4,335)
Commissions Payable		(4,229)
Due to Clearing firm		(9784)
Total adjustments	$	(20,987)
Net cash used in operating activities	$	(67,640)
Net Increase in cash	$	(67,640)
Cash at beginning of year		96,059
Cash at end of year	$	28,419
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
State income taxes	$	800

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Notes to Financial Statements
December 31, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Avisen Securities, Inc. (the "Company") was formed in 2002 under the laws of California, as a "C" corporation.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in various states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB). The Company has adopted a calendar year end.

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides all customer transactions are cleared through another broker dealer on a fully disclosed basis. Transactions are cleared through Pershing LLC. The Company maintains a clearing deposit of $ 25,000 with Pershing.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Company maintains its cash in bank deposit accounts and the Company has not experienced any losses in such accounts. The Company considers as cash all short term investments with an original maturity of three months or less to be cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. Management estimates that 80% of the revenues were generated in the State of California and 20% in the State of Nevada.

Retirement Plan

The company has a 401K plan covering substantially all of its employees.

Note 2: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $2,533. In this case the minimum net capital is $5,000. As of December 31, 2018, the Company's net capital of $ 53,331 exceeded the minimum net capital requirement of $5,000 by $48,330, and the Company's ratio of aggregate indebtedness of $25,334 to net capital was 4.8:1 which is less than the 15:1 maximum ratio required.

Note 4: FIXED ASSETS

At December 31, 2018, fixed assets consisted of the following:

Property & Equipment	$	153,274
Less: Accumulated depreciation		(130,649)
	$	22,625

The Company's depreciation expense for the year ended December 31, 2018 was $10,077.

Note 5: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. At December 31, 2018, the company had a deferred tax asset with a balance of $282,595, reflecting potential future tax benefit. For the year ending December 31, 2018 the deferred tax benefit is related to the change in the corporate tax rate effective January 1, 2018. This deferred tax asset will expire in 2029.

For the year ended December 31, 2018, the provision for the income tax consists of the following:

Federal Income taxes	$	0
State Income Taxes (minimum)	$	800

Note 6: LEASE OBLIGATIONS

The Company leases office space in Reno, Nevada beginning August 2016, for a period of 36 months. The Company also leases space in Sacramento, California under a sublease agreement and paid by a related party. Future lease payments are stated below.

Note 6: LEASE OBLIGATIONS (continued)

Year	Sacramento	Nevada
2019	$113,265	$ 26,187

The Company's occupancy expense for the year ended December 31, 2018 was $96,247

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2018.

Note 8: RELATED PARTY TRANSACTIONS

For year ended December 31, 2018 the Company received $1,122,262 in commission income from a related party.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The new standard was adopted January 1, 2018 using the modified retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (continued)

The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

The Company has either evaluated or is currently evaluating the implications, if any, of the pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period December 31, 2018 through February 21, 2018, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

AVISEN SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2018

		Focus 12/31/18		Audit 12/31/18	Change
Stockholders' Equity, December 31, 2018	$	379,929	$	379,930	(1)
Less: Non-allowable Assets					
Account Receivable		303		303	-
Other Current Assets		21,070		21,070	-
Fixed Assets		22,625		22,625	-
Deferred Tax Asset		282,595		282,595	-
Other Deductions		6		6	-
Tentative net capital	$	53,330	$	53,331	(1)
Haircuts:		-		-	-
NET CAPITAL	$	53,330	$	53,331	(1)
Minimum net capital		5,000		5,000	-
Excess net capital	$	48,330	$	48,331	(1)
Aggregate indebtedness	$	25,334	$	25,334	-
Ratio of aggregate indebtedness to net capital		4.80:1		4.80:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5

AVISEN SECURITIES, INC.

December 31, 2018

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Avisen Securities, Inc.

Assertions Regarding Exemption Provisions

We, as directors of management of Avisen Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2018 through December 31, 2018.

Avisen Securities, Inc.

By: [signature]

A Wayne Robello, President
(Name and Title)

2/21/19
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have reviewed management's statements, included in the accompanying Avisen Securities, Inc., Exemption Report in which (1) Avisen Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avisen Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 Avisen Securities, Inc. stated that Avisen Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Avisen Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Avisen Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Avisen Securities, Inc.
Sacramento, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Avisen Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Avisen Securities, Inc. (the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Avisen Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*16*******2933*********************MIXED AADC 220
65833 FINRA DEC
AVISEN SECURITIES INC
3620 AMERICAN RIVER DR STE 145 STE
SACRAMENTO, CA 95864-5985

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Wayne Robello 916-480-2747

2. A. General Assessment (item 2e from page 2) $ 2,448 -

B. Less payment made with SIPC-6 filed (exclude interest) (1,199 -)

08/1/2018
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,249 -

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,249 -

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avisen Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 25th day of FEB, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,860,423
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	143,455 -
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	83,187 -
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,659 -	
Enter the greater of line (i) or (ii)	1,659 -
Total deductions	228,301 -
2d. SIPC Net Operating Revenues	$ 1,632,122 -
2e. General Assessment @ .0015	$ 2,448 -
	(to page 1, line 2.A.)